UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2022

Commission File Number: 001-39621

OPTHEA LIMITED

(Translation of registrant’s name into English)

Level 4

650 Chapel Street

South Yarra, Victoria 3141

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statements of Opthea Limited (the “Company”) on Form S-8 (File No. 333-251052) and Form F-3 (File No. 333-262444) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBITS

Exhibit	Description
99.1	Half-Year Financial Report 31 December 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTHEA LIMITED

Date: February 28, 2022	By:	/s/ Megan Baldwin
Megan Baldwin, Ph.D.
Chief Executive Officer and Managing Director